UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
CANADIAN PACIFIC RAILWAY COMPANY
(Registrants)

Date: March 5, 2014		Signed:	/s/ Celeste Evancio
	By:	Name:	Celeste Evancio
		Title:	Assistant Corporate Secretary

FORM 6-K EXHIBIT INDEX

99.1	Annual Report for the year ended December 31, 2013.[1]

99.2	Updated earnings coverage ratios for the twelve-month period ended December 31, 2013.[2]

[1]	For the purposes of this Report on Form 6-K, all pages except pages 26 through 120 of the Registrants’ 2013 Annual Report referred to above shall be deemed furnished to the Securities and Exchange Commission as part of this Report on Form 6-K. Pages 26 through 120 of the Registrants’ 2013 Annual Report, are being filed currently with the Securities and Exchange Commission as part of the Registrants’ Annual Report on Form 40-F.
[2]	The updated earnings coverage ratios included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827), and Form F-10 (File No. 333-190229) and the Registration Statement of Canadian Pacific Railway Company on Form F-10 (File No. 333-189815).